Joel Rubinstein

Partner

(212) 294-5336

JRubinstein@winston.com

April 8, 2020

VIA EDGAR

Katherine Bagley

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	DEAC NV Merger Corp.

Amendment No. 4 to Registration Statement on Form S-4

Filed March 27, 2020

File No. 333-235805

Dear Ms. Bagley:

On behalf of our client, DEAC NV Merger Corp. (the “Company”), we are writing to submit the Company’s responses to the verbal comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) we received relating to Amendment No. 3 to the Company’s Registration Statement on Form S-4 filed via EDGAR on March 27, 2020 (“Amendment No. 3”).

The Company is concurrently filing via EDGAR Amendment No. 4 to the Form S-4 (“Amendment No. 4”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of review, we have set forth each of the Staff’s comments in bold and the Company’s responses thereto, including, where applicable, a cross-reference to the location in Amendment No. 4 of changes made in response to the Staff’s comment. Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 4.

Business of DraftKings and SBTech

Our Products and Economic Model, page 196

1.	We note your disclosures that DFS currently accounts for a majority of your revenue and that Sportsbook accounted for 9% of your revenue for the year ended December 31, 2018 and iGaming accounted for 0.3% of your revenue for the year ended December 31, 2018. To provide context for your statement that Sportsbook and iGaming have accounted for a rapidly growing proportion of your revenue, please disclose the percentage of DraftKings revenue for the periods presented including the year ended December 31, 2019 attributable to DFS, Sportsbook and iGaming separately. We refer you to comment 21 in our initial letter dated February 2, 2020 and your response, dated February 13, 2020.

U.S. Securities and Exchange Commission April 8, 2020 Page 2

Response: The Company acknowledges the Staff’s request and respectfully refers the Staff to the Company’s Response to Comment 10 addressed in the Company’s Response, dated March 12, 2020. As noted in that response, the Company has not provided and is unable to provide, the percentage of DraftKings’ Net Revenue in 2019 attributable to Daily Fantasy Sports, Sportsbook and iGaming separately. The information previously provided in the Registration Statement for Sportsbook and iGaming reflected DraftKings’ initial results from one jurisdiction with these new offerings. As DraftKings has entered additional states in 2019 and rolled out promotions that consumers are able to use across all products (and intends to continue to enter into additional states and increase such promotions in the future), it is unable to accurately allocate promotional expense (contra revenue) by products to arrive at Net Revenue by product. DraftKings continues to view Daily Fantasy Sports, Sportsbook and iGaming as a similar class of product and is focused on acquiring customers onto its platform that has all three offerings. DraftKings is able to determine that Sportsbook and iGaming are a rapidly growing proportion of its revenue based on growth in user count in states that have recently legalized and launched Sportsbook and/or iGaming.

DraftKings’ Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 221

2.	We note that in response to prior comment 3 you stated that COVID-19 has had a “significant impact on and may continue to have a significant impact on…” your business. Please revise your disclosure to explain the particular impact on your financial condition and operations so that investors can better understand what you mean by “significant impact”. Please also address the near term impact of the delay and cancellation in the sporting events you cite as well as any other material impact, such as closure of sportsbook retail locations. Please address the impact of COVID-19 on your financial resources and your overall liquidity position to the extent material. Please provide disclosure that is tailored specifically to your business and allows investors to evaluate the current and expected impact of COVID-19. Please refer to CF Disclosure Guidance Topic 9 disseminated on March 25, 2020.

Response: The Company has revised the disclosure on pages 222 to 223 and 234 to 235 of Amendment No. 4 to address the Staff’s comment.

3.	We note that you recently drew down substantially the full amount under your revolving credit facility and issued convertible promissory notes. Please address the reasons for drawing on these funding sources and address whether there is any material uncertainty about your ongoing ability to meet the covenants of your credit facility. Please discuss any known trends or uncertainties relating to your ability to service your debt or any other financial obligation. Please also file your credit agreement with Pacific Western Bank as an exhibit to the Registration Statement.

Response: The Company has revised the disclosure on pages 234 to 235 of Amendment No. 4 to address the Staff’s comment with respect to its draw down of its revolving credit facility. The Company respectfully advises that the issuance of the Convertible Notes was done in connection with the Business Combination and such notes will convert into shares of New DraftKings Class A common stock upon consummation of the reincorporation and the Business Combination. The Company has filed the credit agreement, and amendments thereto, as exhibits to Amendment No. 4.

U.S. Securities and Exchange Commission April 8, 2020 Page 3

General

4.	Please provide an analysis of the accounting treatment with respect to the shares of New DraftKings Class B common stock that will be issued to Jason Robins in connection with the closing of the Business Combination.

Response: The Company has attached an analysis of the accounting treatment with respect to the shares of New DraftKings Class B common stock as Annex A hereto.

Please contact me at (212) 294-5336 if you have any questions or require any additional information in connection with this letter or Amendment No. 4.

Sincerely yours,
/s/ Joel L. Rubinstein

cc:	Eli Baker, DEAC NV Merger Corp.

R. Stanton Dodge, DraftKings Inc.

Scott Miller, Sullivan & Cromwell LLP

U.S. Securities and Exchange Commission April 8, 2020 Page 4

Annex A

Business Purpose for the Class B Shares

As previously noted in our response letter on March 27, 2020, Diamond Eagle Acquisition Corp. (“DEAC”) and the DraftKings Inc. (“DraftKings”) board of directors determined that it was important to the long-term stability and success of DraftKings to preserve Mr. Robins’ role as the primary strategic and operational leader of DraftKings as it transitioned to a public company. This would, in the parties’ view, promote stability and allow Mr. Robins to provide leadership to the senior management team with a focus on creating long-term value for the Company. After discussions, the DraftKings board of directors determined that this should be accomplished through the issuance of a class of shares of New DraftKings (the “Class B shares”) to Mr. Robins that had enhanced voting rights and no economic value, as the board of directors expressly decided that it wanted to address compensation and financial and retention incentives for Mr. Robins separately from the governance rights embodied in the Class B shares. This instrument was designed specifically to provide Mr. Robins voting control separate from his compensation and any economic interest in New DraftKings (which would only be through his holdings of Class A common stock of New DraftKings (the “Class A shares” and, together with the Class B Shares, the “Common Stock”), and the granting of additional shares of Class A, if any, would be subject to the future discretion of the board of directors of New DraftKings. Hence, the parties determined that a different structure, such as one with a separate class of stock that provided for both super-voting rights and economic value would not be appropriate to implement.

We respectfully acknowledge that Mr. Robins holds less than 10% equity ownership in DraftKings and does not, from a governance structure or contractual standpoint, have “control” of DraftKings as a private company. However, we note that Mr. Robins is a co-founder, the Chief Executive Officer and the current chairman of the board of directors of DraftKings, and DraftKings’ board of directors and core base of significant shareholders look to Mr. Robins for leadership and guidance in strategic and operational matters, and the board and shareholders determined that placing voting control with Mr. Robins through the issuance of super-voting shares in connection with completion of the Business Combination was an appropriate means to foster a long-term focus for management of the Company that would benefit all shareholders. The parties to the Business Combination also determined that the super-voting structure that provided for voting rights only was the appropriate structure to implement, in order for Mr. Robins to maintain his leadership as the company transitioned to public ownership with a dispersed shareholder base.

The DraftKings board of directors also was mindful of the emerging trends suggesting that super-voting share structures have a sunset, but determined that a simple time-based sunset was not necessarily an appropriate means of transitioning control. Instead, the DraftKings board of directors put in place a functional sunset such that Mr. Robins’ ability to influence control over the Company through ownership and voting of the Class B shares would terminate in specific circumstances. One of those circumstances is that the Class B shares are canceled in the event Mr. Robins, at any point in time following the closing of the Business Combination, holds (including without limitation all shares of Class A that are the subject of unvested stock options or other equity awards held by Mr. Robins) less than 33% of the Base Class A Shares (as defined in the Proposed Charter) at the effective time of the Business Combination. This provision was important to the parties to ensure that Mr. Robins will exert control only when he has a stake in the Company’s economic performance sufficient to align his interests with stockholders generally. The parties recognized that whether Mr. Robins maintains a certain threshold of Class A shares is within Mr. Robins control, but believed that this provision represented an appropriate alignment of interests.

U.S. Securities and Exchange Commission April 8, 2020 Page 5

The Class B shares also will be subject to cancelation one year after the date that two conditions occur: (1) the earliest to occur of (a) Mr. Robins’ employment as Chief Executive Officer is terminated for Cause (as defined in the Proposed Charter) or due to death or Permanent Disability (as defined in the Proposed Charter) and (b) Mr. Robins resigns (other than for Good Reason (as defined in the Proposed Charter)) as the Chief Executive Officer of the Company; and (2) either (a) Mr. Robins no longer serves as a member of the board of directors of the Company or (b) Mr. Robins serves as a member of the board of directors, but his service to the Company is not his primary business occupation. Although Mr. Robins’ actions or inactions could, in part, trigger this event, or delay his ultimate separation from the Company, the parties believed that this provision provided the Company and its shareholders with the necessary protection to remove control once Mr. Robins was no longer meaningfully involved in the operation of the Company.

Clarifying the Liquidation Mechanics

In order to ensure that the Class B shares provide no economic value to Mr. Robins, the parties agreed to certain provisions to ensure that Mr. Robins could not realize value in the Class B shares. The Class B shares may not be sold or transferred, have no dividend rights and, in the event of a voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, have no right to receive any liquidating distributions with respect to the assets of the Company (the holders of the Class A shares are entitled, pro rata on a per share basis, to all assets of the Company of whatever kind available for distribution to the holders of Common Stock). The Company will revise its disclosure on page 253 of the Registration Statement under the section titled “Class B Common Stock—Liquidation Rights” to state “Notwithstanding this, due to the liquidation rights of New DraftKings Class A common stock described above in which all assets of New DraftKings of whatever kind available will be distributed to holders of New DraftKings Class A common stock, no assets of New DraftKings will be available for liquidating distributions in respect of the New DraftKings Class B common stock.”

Valuing the Class B Shares

Although the parties structured the Class B shares to convey no economic benefits or economic value to Mr. Robins, we acknowledge the Staff’s comment that the grant of 90% of the voting power in the Company would appear on its face to have some value and that the super-voting structure in this case appears to be unique in that the Class B shares solely convey voting power with no economic rights or value.

As such, DraftKings considered whether any of the standard valuation methodologies could be utilized to aid in the valuation of the Class B shares, and ultimately relied on a market comparables analysis using both a market transaction approach and a market trading valuation approach. DraftKings considered whether a discounted cash flow analysis could be utilized to arrive at an implied value for the Class B shares, but determined that such analysis could not be applied in this structure in which there are no cash flows associated with the Class B shares nor claims to residual assets in the event of a liquidation. Additionally, DraftKings considered an asset-based approach but determined that such an approach was not applicable to a company that has a financial operating history.

As noted above, the Company’s proposed super-voting structure is different from the more traditional dual class structure in which multiple classes of stock have the same or broadly similar economic rights but one class has additional voting rights; here, the Class B shares provide the holder with voting rights only and no economic rights. Additionally, as noted above, the Class B shares are not subject to a temporal sunset, but instead are structured such that they are automatically cancelled if Mr. Robins ceases to maintain a significant personal ownership stake and are subject to cancellation by the Company one year after he ceases to have a significant operating leadership role with the Company under specified circumstances. However, the Company’s proposed structure is similar to many other typical dual class structures instituted by companies in connection with their initial public offering, in that the Class B shares enable their holder to control matters submitted to stockholders for approval, including the election of directors and major corporate transactions, as described in the “Risk Factors” section of the Registration Statement.

U.S. Securities and Exchange Commission April 8, 2020 Page 6

The Company believes that the proposed structure aligns incentives between Mr. Robins, as the sole holder of Class B shares, and all other stockholders of the Company, who hold Class A shares. All decisions made by Mr. Robins in voting his Class B shares impact value for all holders of Class A shares proportionate to their ownership interests. Mr. Robins will be one holder of Class A shares, and his Class A shares will be the only means through which he can recognize economic benefit as a stockholder of the Company. Were Mr. Robins to make a decision as a holder of Class B shares that positively impacted future cash flows, that benefit would flow to all holders of Class A shares, including himself, proportionately. The opposite applies as well. The Company recognizes that with the conveyance of voting power comes the power to control certain decisions, similar to other controlled companies; however, generally speaking, the provision of additional economic benefits to Mr. Robins, such as employment compensation, would be subject to the approval of the board of directors, the members of which have fiduciary duties to the Company and all of its stockholders, not just the holder of Class B shares, and the failure to discharge those duties could lead to litigation and/or adverse market impacts on the Company’s stock price.

Valuation Methodologies

Method #1: Market Transaction Approach

To perform a market valuation using transaction comparables, DraftKings reviewed 33 initial public offerings (“IPOs”) of technology companies since March 2017 that implemented a dual class (or multi-class) share structure with only one class of stock being publicly traded. DraftKings filtered these 33 companies primarily by looking for a high ratio of voting rights to economic rights at the time of the company’s IPO, and identified five companies that demonstrated these characteristics: Domo, Inc., Lyft, Inc., Pluralsight, Inc., Snap Inc. and Zoom Video Communications Inc. DraftKings analyzed the public filings for these companies, including the financial statements, to determine if share prices by class could be ascertained and, if it could, whether there was any premium for the class with higher voting rights. DraftKings observed that all five companies broke out the share classes on the balance sheet, in all five, the par value of the higher voting class was equal to the par value of the lower voting class, but none of the companies quantified the share value by share class nor did they quantify additional paid-in capital by share class. As a result, DraftKings was were unable to quantify any premium for the high-vote class under this approach.

Method #2a: Market Trading Comparables Approach

To perform a market valuation using trading comparables, DraftKings reviewed all companies on The Nasdaq Stock Market and The New York Stock Exchange that have a dual class or multi-class stock structure where at least two classes with different voting rights but similar economic rights are publicly traded.

DraftKings first identified 1,324 companies that have a dual class (or multi-class) share structure. DraftKings then filtered this list by (i) excluding financial/banking/insurance companies, (ii) only including companies with at least two publicly traded share classes, (iii) including companies with different voting rights across classes, (iv) including companies with similar economic rights across classes (e.g., not a different dividend policy), and (v) excluding thinly traded stocks. This filtering resulted in a set of 33 companies.

U.S. Securities and Exchange Commission April 8, 2020 Page 7

Based on this set of 33 companies, DraftKings measured the share price differential between the higher voting class and lower voting class for a 52-week period ending January 31, 2020. DraftKings used the 52 weeks ending January 31, 2020 to exclude the high volatility period of the market that surrounded COVID-19 beginning in February 2020.

The analysis revealed a range of share price premiums for these companies for this time period, with 13 companies showing a negative premium, 17 companies showing a 0-10% premium, and three companies showing a >10% premium. DraftKings excluded companies that had a negative premium from the analysis and utilized the median of the remaining companies as the basis for quantifying the valuation premium. The median value was 2.34%.

DraftKings then multiplied the median value for the 20 companies (33 less 13) by the current value of Mr. Robins’ beneficially owned Class A shares1 to obtain a valuation of the Class B shares of $2.44 million.

Method #2b: Market Trading Comparables using Business Enterprise Value Premium

In this version, a valuation was created by taking the median of a newly calculated business enterprise value premium for the same comparable set as in #2a. This newly calculated business enterprise value premium was derived for each of the 33 companies by taking each company’s share price premium (same as method #2a), multiplied by the voting control percentage held by the class of securities with enhanced voting rights, and then multiplied by the equity value to business enterprise value ratio. We did this to normalize the observed premiums for companies that had significant leverage and to account for the full capital of the company.

The analysis revealed a range of business enterprise value premiums for these companies for this time period, with 13 companies showing a negative premium, 19 companies showing a 0-5% premium, zero companies showing a 5-10% premium, and one company showing a >10% premium.2 DraftKings excluded companies that had a negative premium from the analysis, and utilized the median of the remaining companies as the basis for quantifying the valuation premium. The median value was 0.24%.

DraftKings then multiplied the median value for the 20 companies (33 less 13) by the $3.3 billion enterprise value to obtain a valuation of Class B shares of $7.95 million.

DraftKings believes that Method #2b is the preferred method, as this method measures the potential control premium as a function of enterprise value, which would provide a data point that is independent of Mr. Robins’ specific ownership stake in the Class A.

[1]	As of Closing and based on the April 3, 2020 exchange rate and exchange ratio calculations, Mr. Robins would own approximately 1.3 million shares of Class A common stock of New DraftKings and will have, upon Closing or within 60 days thereof, approximately 7.2 million vested options to be exercised for Class A common stock of New DraftKings, resulting in a beneficial ownership of approximately 8.5 million Class A shares.

[2]	The one company with a >10% premium was 10.27%.

U.S. Securities and Exchange Commission April 8, 2020 Page 8

Exhibit A: Summary of the Methods

Method	# of Companies	Median	Applicable Metric	Value of Class B
#2a	20 (33 less 13)	2.34%	$104.1 million	$2.44 million
#2b	20 (33 less 13)	0.24%	$3.3 billion	$7.95 million
			Avg. à	$5.20 million
			Recommend à	$7.95 million

Other Considerations

The market comparables examination described above confirms that there is usually very little incremental value ascribed to the higher voting rights.3

Unfortunately, no company or transaction utilized in the market comparables examination is identical to the Company’s proposed dual class structure. Specifically, in order to analyze share price differentials, DraftKings had to review dual class structures that had two classes of trading stock, which is inherently different from the proposed structure. In evaluating the comparable companies, DraftKings made judgments and assumptions with regard to general business, market and financial conditions and other matters.

DraftKings also considered two other approaches to valuing the Class B shares: liquidation value and allocation of transaction value. As noted above in “Clarifying the Liquidation Mechanics,” the Class B shares have no right to receive any liquidating distributions with respect to the assets of the Company and as such would end up with nothing in the event of a liquidation, dissolution, distribution of assets or winding up of the Company.

Utilizing what DraftKings refers to as an allocation of transaction value, DraftKings considered how the $2.7 billion pre-money value of the newly listed Company would be allocated to the different classes of stock and respective stockholders. DraftKings was valued at approximately $2.1 billion while SBTech (Global) Limited (“SBTech”) was valued at approximately $600 million. The holders of the Class A shares consist of four main groups: existing DraftKings shareholders, SBTech owners, DEAC shareholders, and investors in the Private Placement / Convertible Notes. Importantly, the investors in the Private Placement / Convertible Notes were aware and supportive of the potential super-voting structure and did not ask for additional consideration in return for the structure, implying they saw little-to-no-value in the super-voting structure.

Accounting for the Class B Shares

Once value was assigned to the Class B shares, DraftKings then determined the appropriate accounting – recognition and measurement – of the Class B shares that will be issued to Mr. Robins in connection with the Business Combination.

[3]	AICPA, Accounting & Valuation Guide: Valuation of Privately-Held Company Equity Securities Issued as Compensation (June 5, 2013), Par. 7.15 (“Market discounts between voting and nonvoting stock are relatively small.”) and FN17 (“Based on studies and articles available through Business Valuation Resources, discounts between voting and nonvoting shares, on a minority interest basis, are typically concentrated between 3 percent and 5 percent.”).

U.S. Securities and Exchange Commission April 8, 2020 Page 9

Background

In connection with the consummation of the Business Combination, by and among DraftKings, SBTech, DEAC, DEAC NV Merger Corp., DEAC Merger Sub Inc., the shareholders of SBT who are party thereto (the “SBT Sellers”) and the SBT Sellers’ Representative, the surviving company4 will issue Class A shares to equity holders of DraftKings, including its CEO, Jason Robins, and to SBTech, and will also issue Class B shares to Mr. Robins in exchange for his shares of Class B common stock of DraftKings. The Class B shares will be granted to Mr. Robins for no cash consideration and the grant will not contain vesting or exercisability provisions. The Class B shares will be a non-economic class of common stock with 10:1 voting rights. Ownership of Class B shares will result in Mr. Robins controlling a majority of the voting power of the Company.

As previously detailed, the Class B shares will have the following terms:

•	No dividend or participation rights

•	No liquidation rights, as Class A will be entitled to all of the residual assets of the Company in preference to Class B

•	Voting on a 10-to-1 basis

•	Shall be cancelled automatically in the event:

o	(i) The Class A shares that are then held by Mr. Robins represent less than 33% of the shares of Class A held by Mr. Robins immediately following the closing

o	(ii) One year after the date that both of the following conditions apply:

▪	Mr. Robins employment as CEO is terminated for cause, or due to death/disability, or resigns as CEO (other than for “good reason”) and

▪	Mr. Robins no longer serves on the Board of Directors (the “Board”) or serves but service is not his primary business occupation

The Class B shares were deemed to be an important feature to the Company’s governance and intended to acknowledge that Mr. Robins is a strategic and operational visionary that is primarily responsible for the success of DraftKings. Mr. Robins is a co-founder and CEO of DraftKings and viewed as essential to the management and success of DraftKings. The Class B shares were only issued to Mr. Robins.

Are the Class B shares freestanding units of account?

DraftKings first considered whether the Class B shares are freestanding from the Company’s other instruments. Namely, are the Class B shares, as reflected in the Company’s Amended and Restated Articles of Incorporation, tied to Mr. Robins’ continued ownership of a portion of his Class A shares? ASC 480-20 defines a freestanding financial instrument as a financial instrument that meets either of the following conditions:

a)	It is entered into separately and apart from any of the entity’s other financial instruments or equity transactions.

b)	It is entered into in conjunction with some other transaction and is legally detachable and separately exercisable.

The Class B shares do not meet the first criteria because they were issued to Mr. Robins’ contemporaneously with the exchange of his previously held shares of Class A common stock of DraftKings for Class A shares of the surviving company, in connection with the Closing of the Business Combination. Therefore, the Class B shares were evaluated under condition (b) to determine whether they are freestanding.

[4]	DEAC NV Merger Corp. Upon consummation of the Business Combination, DEAC NV will be renamed DraftKings Inc.

U.S. Securities and Exchange Commission April 8, 2020 Page 10

•	Are the Class B shares legally detachable from the Class A shares?

Yes. Legal detachability is the concept that two instruments can be legally separated and transferred such that the two components may be held by different parties. While a sale of over 67% of his Class A shares will cause Mr. Robins to forfeit his Class B shares, there is no restriction on his ability to sell shares of Class A. That is, individual Class B shares – the unit of account – are detachable from individual Class A shares; they do not travel together and can be held by separate parties. Therefore, the Class B shares are legally detachable.

•	Are the Class B shares separately exercisable?

Yes. Separate exercisability is the concept that one instrument can be exercised or settled without terminating the other instrument. If Mr. Robins were to sell over 67% of his Class A shares, the Class B shares would be subject to cancellation. In this instance, however, the remaining Class A shares would remain outstanding. Further, if Mr. Robins’ functional sunset was triggered (e.g., he ceased to be the CEO and to serve on the Board) he would forfeit his Class B shares. However, his Class A shares would remain outstanding.

Based on the considerations above, the Class B shares are freestanding units of account. The analysis below addresses the accounting for Class B based on its standalone terms.

Are the Class B shares within the scope of ASC 480 as a liability?

ASC 480 defines a mandatorily redeemable share as “any financial instrument issued in the form of shares that embody an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified or determinable date or upon an event that is certain to occur.” DraftKings notes that while the events that lead to the cancellation of Class B shares are certain to occur (i.e. death and/or eventual retirement / disassociation from the Company), the cancellation does not require the transfer of consideration or assets in exchange for such cancellation. Accordingly, the Class B shares are not considered mandatorily redeemable shares and therefore would not be within the scope of ASC 480.

Further, DraftKings considered whether the Class B shares are subject to the SEC’s guidance on redeemable equity instruments (ASR 268, codified as ASC 480-10-S99-3A). ASC 480-10-S99-3a(2) states that:

ASR 268 requires preferred securities5 that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer….

As the cancellation of the Class B shares does not require the transfer of cash or other assets, DraftKings concluded that the Class B shares are not subject to the SEC’s guidance on redeemable equity instruments.

[5]	Paragraph S99-3A(3) clarifies that this guidance also applies to instruments in the form of common stock.

U.S. Securities and Exchange Commission April 8, 2020 Page 11

Are the Class B shares within the scope of ASC 815?

Per ASC 815, a derivative is as a financial instrument that contains an underlying notional amount or a payment provision, required no or little initial net investment, and can be net settled. Management first evaluated whether the Class B shares are derivatives in their entirety. It was determined that the Class B shares do not permit net settlement as neither party is required to transfer cash or an asset that is readily convertible to cash. Specifically, there is no required transfer of cash upon cancellation of the Class B shares nor are the Class B shares (which are not convertible to cash) physically transferred upon cancellation. Therefore, the Class B shares do not meet the definition of a derivative and are not within the scope of ASC 815.

It was next evaluated whether the Class B shares contain any embedded derivatives. ASC 815-15 requires that features embedded in non-derivative hosts be separated and accounted for as a derivative if they meet certain criteria (ASC 815-15-25-1). The Class B shares are subject to cancellation as described above, but have no other economic features or provisions which involve cash flows (e.g., conversion, dividend, puts and/or calls). One of the requirements for bifurcation is that the embedded feature would meet the definition of a derivative if freestanding. As described above, the cancellation provision of the Class B shares would not meet the definition of a derivative as there is no requirement to transfer cash or assets, thus the net-settlement criteria described in ASC 815 is not met.

As the Class B shares were determined to not be a liability under ASC 480, or a derivative under ASC 815, DraftKings next evaluated whether they were within the scope of ASC 718.

Are the Class B shares within the scope of ASC 718?

ASC 718 provides accounting guidance on share-based payments. The below passage states the scoping guidance for ASC 718.

ASC 718-10-15-3

The guidance in the Compensation-Stock Compensation Topic applies to all share-based payment transactions in which an entity acquires employee services issuing (or offering to issue) its shares, share options, or other equity instruments or by incurring liabilities to an individual that meets either of the following conditions:

a. The amounts are based, at least in part, on the price of the entity’s shares or other equity instruments. (The phrase at least in part is used because an award of share-based compensation may be indexed to both the price of an entity’s shares and something else that is neither the price of the entity’s shares nor a market, performance or service condition).

b. The awards require or may require settlement by issuing the entity’s equity shares or other equity instruments.

In order to assess whether the Class B shares are within the scope of ASC 718 a determination will need to be made as to whether the Class B shares are equity. The following table summarizes the characteristics of a substantive class of equity from section 5.2.8 of the EY Financial Reporting Developments, “Share Based Payments” (“EY SBP FRD”):

U.S. Securities and Exchange Commission April 8, 2020 Page 12

Characteristic	Class B shares
The legal form of the instrument (to be classified as equity it must be considered legal equity)	Yes
Participation features such as voting rights, distribution rights and liquidation rights	Voting rights - Yes Distribution Rights – No Liquidation Rights – No
Transferability of the instrument	Class B stock is generally nontransferable other than to wholly-owned entities of Jason Robins or in the event of a divorce decree
Retention of vested interests upon termination of employment	Class B shares immediately vest; however, the Class B shares are cancelled upon termination for no consideration
The settlement and repurchase features	Yes, the awards are cancelled upon a termination or failure to maintain a level of ownership interest
Management’s intent is to provide the employee with an equity ownership interest in the entity.	No – intention is to provide holder with increased voting power and control of management of the Company.

In assessing whether the Class B shares are more appropriately classified as a form of equity or liability, it is important to consider the definition of a liability. FASB Concept Statement 6 defines a liability as, “…probable future sacrifices of economic benefits arising from present obligations of a particular entity to transfer assets or provide services to other entities in the future as a result of past actions or events.”

While the Class B shares do not embody every characteristic of an equity instrument, they do capture certain attributes. As summarized above, the instrument is legal form equity with voting rights. DraftKings also has noted that equity is often defined by its claim on the residual interests of the Company. Despite the non-economic nature of the Class B shares and the fact that there is no substantive liquidation right, DraftKings has considered that there is a linkage of the Class B shares to Mr. Robins continued ownership of Class A shares (as a result of Mr. Robins facing cancellation of his Class B shares in the event at least 33% of fully diluted Class A shares at closing cease to be retained by him). As described above, although the Class B shares are considered freestanding instruments that are separate from his Class A shares, there is a clear and intentional connection to Mr. Robins’ ownership of residual interests in the Company. Specifically, such provision was intended to align Mr. Robins’ super-voting rights pursuant to the Class B shares with the risks and rewards of other holders of Class A shares. Accordingly, DraftKings believes this is a further indicator that the substance of the Class B shares comprises an equity instrument. Furthermore, the company considered the definition in 718-10-20 for Share-Based Payment Arrangements and determined that the grant of Class B shares met such definition by having an employee, in this case Mr. Robins, receive an equity share. Class B shares are legal shares which represent equity ownership as stipulated by the Nevada Revised Statutes Chapter 78.429.

On the other hand, the Class B shares do not embody any of the characteristics of a liability. Owing to the unique nature of the Class B shares, after considering that the Class B shares are legal-form equity, contain certain equity-like features, and do not contain any liability-like features (including creditor’s rights or the right to any cash flows), and are not liabilities within the guidance of ASC 480 and ASC 815, DraftKings determined the Class B shares are most appropriately characterized as an equity instrument. Accordingly, the Class B shares meet criteria “b” under ASC 718-10-15-3 by only being granted after the successful approval of the transactions with DEAC. and should be accounted for under ASC 718. DraftKings has considered but rejected the conclusion that the instruments are within the scope of ASC 710, which covers deferred compensation arrangements. As these instruments reflect equity vs. liability instruments based on the analysis above, DraftKings has determined that arrangement will fall within ASC 718 rather than ASC 710.

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It is DraftKings’ view that the Class B shares were granted to an employee in exchange for prior services and are therefore compensatory in nature. The Class B shares have no vesting requirements and the benefits of ownership can be realized immediately upon issuance. Consistent with how other forms of compensation (e.g., cash, benefits) are recognized, ASC 718 requires that compensation cost relating to share-based payments exchanged for employee services be recognized over the period in which the employee provides the required services. The Class B shares are “fully vested” when granted. Mr. Robins realizes the full benefit of the “award” on the grant date (i.e., the voting power) and there is no benefit that accrues over time. As such the entire cost of the “award” will be recognized on the grant date. DraftKings has performed a valuation of the shares as of the grant date. The Company will recognize the grant date fair value of the Class B shares by debiting compensation cost and crediting equity.

Consideration of equity vs. liability classification under ASC 718

The Company considered the following classification guidance from Section 5.2 of the EY SBP FRD which is based on the guidance in ASC 718-10-25-6 through 25-19, which indicates liability classification is required for the following instruments within the scope of ASC 718:

•	Instruments that are required to be cash-settled (e.g., cash-settled stock appreciation rights), require cash settlement on the occurrence of a contingent event that is considered probable, or are based on underlying shares, which are classified as liabilities

The Class B shares do not have any required cash-settlement provisions.

•	Instruments that can be settled in cash or stock at the option of the employee (e.g., tandem options) at any time or on the occurrence of a contingent event that is considered probable

The Class B shares do not provide Mr. Robins with an option to choose settlement in cash or stock.

•	Certain instruments that would be classified as liabilities under ASC 480

The Class B shares do not contain any features that would require liability classification under ASC 480, such as stock-settled debt or an obligation to repurchase shares.

•	Instruments subject to share repurchase features in which the employee is not expected to be subject to the normal risks and rewards of share ownership

The Class B shares do not contain a put or call feature.

•	Awards that include conditions other than service, performance, or market conditions, that affect their fair value, exercisability, or vesting

The Class B shares do not include any “other” conditions that would require liability classification.

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•	Substantive liabilities (i.e., instruments that are equity in form but the employer has a practice of cash-settling the instruments)

The Company does not have a past practice or current intent to cash settle the instruments.

•	Awards for which the employer can choose cash or share settlement but cannot control delivery of shares, for example if the Company did not have an adequate amount of shares authorized by a governing body to be issued in settlement of the award

The Class B shares do not contain this feature.

As such DraftKings does not believe the Class B shares would be classified as a liability under ASC 718.

How will the Class B shares impact the calculation of Earnings per Share (“EPS”)?

Under ASC 260, entities that have multiple classes of common stock or have issued securities other than common stock that participate in dividends with common stock (i.e., participating securities) are required to apply the two-class method to compute EPS. The two-class method is an earnings allocation method under which EPS is calculated for each class of common stock and participating security considering both dividends declared (or accumulated) and participation rights in undistributed earnings as if all such earnings had been distributed during the period.

ASC 260-10-20 defines a participating security as “A security that may participate in undistributed earnings with common stock, whether that participation is conditioned upon the occurrence of a specified event or not. The form of such participation does not have to be a dividend—that is, any form of participation in undistributed earnings would constitute participation by that security, regardless of whether the payment to the security holder was referred to as a dividend.”

However, Class B shares do not have economic rights, including no rights to dividends, undistributed earnings, or distributions upon liquidation, and are therefore not a participating security. As such, separate presentation of basic and diluted earnings per share of Class B shares under the two-class method is not required. Accordingly, other than the compensation expense associated with the issuance of the Class B shares, the Class B shares will have no impact on the Company’s calculation of Basic and Diluted EPS.